N E T W O R K 1 F I N A N C I A L

G R O U P , I N C .

July 11, 2012

 Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re: Your File No. 001-14753

Network 1 Financial Group, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011 – Filed October 13, 2011

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2011 – Filed October 21, 2011

Forms 10-Q for Fiscal Quarters Ended: September 30, 2011; December 31, 2011; March 31, 2012

Filed November 22, 2011; February 21, 2012, and May 17, 2012

Dear Ms. Hayes:

Please allow this letter of today’s date to serve as our formal and timely response1 to your letter of June 11th 2012 (a copy of which is attached for your reference). The Form 10-K and 10Q filings subject to your review have been amended, as set forth below:

1. Form 10-K for Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Fiscal Condition and Results of Operations, page 5.

Results of Operations, page 6.

Please expand your disclosure of your results of operations to provide additional detail about the source of your revenue.

RESPONSE:	Additional detail regarding source of revenue is disclosed in the amended Form 10K for this filing at the location of this form referenced in Item 7, page 6.

2. Form 10-K for Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Fiscal Condition and Results of Operations, page 5.

Liquidity and Capital Resources, page 6.

Please disclose your annual debt service requirements.

RESPONSE:	Additional detail regarding capital investment needed to meet the firm’s liquidity requirements, including debt service, is disclosed in the amended Form 10K for this filing at the location of this form referenced in Item 7, page 6.

3. Form 10-K for Fiscal Year Ended June 30, 2011

Item 8. Financial Statements and Supplementary Data, page 9.

Notes to Consolidated Financial Statements, page F-6

Note 6 – Related Party Transactions, page F-14.

Please revise your disclosure to explain why the total of the amounts due from the various affiliated companies disclosed in this Note is different from the amount reflected in the line item “Due from Affiliates” on your balance sheet.

Please disclose the terms of the notes (i.e. interest rate, maturity, payment due dates, etc.)

RESPONSE:	"Due from Affiliates" is calculated as follows: "Related Party Transactions" ($104,484.00) less the amount remaining on the Note from Network 1 Financial Advisors to Network 1 Financial Group ($59,002.00) equals "Due from Affiliates" ($45,482.00).

The Related Party Transactions footnote was updated in the amended Form 10K to match the “Due from Affiliates” amount on the balance sheet at the location of this form referenced in Item 8, page 9, page F-6, and page F-14.

The terms of the Note was updated in the amended Form 10K to include interest rate, maturity, and payment due date at the location of this form referenced in Item 8, Note 6, page F-14.

4. Form 10-K for Fiscal Year Ended June 30, 2011

Item 8. Financial Statements and Supplementary Data, page 9.

Notes to Consolidated Financial Statements, page F-6

Note 16 – Stockholder’s Equity, page F-18.

Please tell us – and revise future filings – to disclose the following related to your January 4, 2011 stock issuance as well as other stock issued for services or stock grants to directors:

A.	Method of estimating fair value of the issuance of shares:

RESPONSE:	The Inside Bid/Ask on January 4th 2011 @16:02:44 was 0.03900 / 0.08500 (5000 x 5000). (Source: OTCDealer). Hence, NTFL was priced at 0.0400 or 0.0100 above the inside bid, which is reasonable pricing for compensation for an officer of the Company.

B.	If you did not use the most recent market price of your stock to determine the value of the grants, please explain why in your disclosure.

RESPONSE: Please see response to 4.A.

C.	If you did not use the most recent market price of your stock to determine the value of the grants, please tell us how you considered ASC 718-10-55-10 when determining that the market price was not the best representation of fair value of the grants.

RESPONSE Please see response to 4.A.

5. Form 10-K for Fiscal Year Ended June 30, 2011

Item 8. Financial Statements and Supplementary Data, page 9.

Notes to Consolidated Financial Statements, page F-6

Note 17 – Commitments and Contingencies, page F-19.

Please revise future filings in regards to legal proceedings in the ordinary course of business to provide disclosures consistent with ASC 450-20-50-1 or ASC 450-20-50-4, as applicable.

RESPONSE:	The Firm will, in future filings, provide disclosures in regards to legal proceedings in the ordinary course of business, consistent with ASC 450-20-50-1 or ASC 450-20-50-4, as applicable.

By way of further response, an amendment has been made to the disclosure relating to Note 17 – Commitments and Contingencies at page F-19 in the amended 10K filing.

6. Form 10-K for Fiscal Year Ended June 30, 2011

Item 10 – Directors, Executive Officers, and Corporate Governance, page 12.

Please expand your disclosure to provide for each of your directors the information required by Item 401(e)(1) regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of your company.

RESPONSE:	Disclosure has been expanded for each director as set forth in the amended 10K filing.

7. Form 10-K for Fiscal Year Ended June 30, 2011

Item 11 – Executive Compensation, page 15.

Please confirm in future filings that, whenever you report stock or options awards, you will include a footnote disclosing all assumptions made in valuation by reference to discussions of those assumptions in financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis.

RESPONSE:	The Firm will, in future filings, provide disclosures in regards to the aforesaid assumptions in connection with stock or options awards.

8. Form 10-K for Fiscal Year Ended June 30, 2011

Item 15 – Exhibits and Financial Statement Schedules, page 19.

Please file Network 1 Financial Securities’ Clearing Agreement with Legent Clearing as an exhibit or provide an analysis supporting the conclusion that you are not substantially dependent on this agreement.

RESPONSE:	The amended 10K filed included the Clearing Agreement with Legent Clearing as an exhibit. See Exhibit 99.1 of the amended 10K.

9.	Form 10-Q for the Quarterly Periods Ended September 30, 2011 and December 31, 2011

Please amend the Firm’s Form 10-Q to provide the required XBRL data.

RESPONSE:	The Firm amended Form 10-Q for the Quarterly Period ending September 30, 2011 with the required XBRL data.

The Firm amended Form 10-Q for the Quarterly Period ending December 31, 2011 with the required XBRL data.

10.	Form 10-Q for the Quarterly Periods Ended March 31, 2012

Note 9 – Notes Payable, page F-11

Please revise future filings to determine how the Firm determines the fair value of warrants, and also explain why the Firm has not recorded any amounts related to these warrants within Shareholders’ equity.

RESPONSE:	In future filings, the Firm will record and provide disclosures in regards to the fair value of warrants issued. . The Firm has not recorded any amounts related to these warrants in the quarterly period ended March 31, 2012 because the valuation on these warrants of $4,315 was deemed immaterial. The valuation was based on the following assumptions: stock price: $0.01, exercise price: $0.10, term: 3 years, volatility: 227%, dividend rate: 0% and interest rate: 0.30%.

11.	Form 10-Q for the Quarterly Periods Ended March 31, 2012

Note 12 – Fair Value of Financial Instruments, page F-12

Please revise future filings to provide information required by ASC 825-10-50-10 and ASC 820-10-50-2E for financial instruments when it is practicable to estimate fair market value of such.

RESPONSE:	The Firm will, in future filings, provide information required by ASC 825-10-50-10 and ASC 820-10-50-2E for financial instruments when it is practicable to estimate fair market value of such.

Very truly yours,

NETWORK 1 FINANCIAL GROUP, Inc.

By: /s/ William R. Hunt, Jr.

William R. Hunt, Jr.

Interim Chief Financial Officer

1 The SEC has indicated that response is due on or before Thursday June 21st 2012. This deadline has been extended to Tuesday July 10th 2012.